Exhibit 2

On May 13, 2026, as part of an internal reorganization and simplification of the ownership structure of EPS, EPS Participations, a direct wholly-owned subsidiary of EPS, was liquidated and the ownership of all Ordinary Shares of AB InBev and Class A certificates of the Stichting held by EPS Participations was transferred to EPS, in accordance with the terms of the 2023 Shareholders' Agreement. There was no change to the number of shares beneficially held by the Reporting Persons reporting under this Schedule 13D as a result of the foregoing transaction.

Separately, the following table sets forth acquisitions of Ordinary Shares of AB InBev in the past 60 days by certain persons identified on Exhibit 1 to this Schedule 13D, in connection with the vesting of restricted stock units ("Restricted Stock Units") granted to such persons (in their capacity as directors of AB InBev) on April 28, 2021 pursuant to AB InBev's Restricted Stock Units Plan for Directors. In exchange for the vested Restricted Stock Units, the total number of Ordinary Shares of AB InBev issued to the persons identified on Exhibit 1 to this Schedule 13D during such period was 10,230.

Date	Director or Executive Officer	Number of Securities Acquired
4/28/2026	Alexandre Van Damme	1,705
4/28/2026	Sabine Chalmers	1,705
4/28/2026	Paul Cornet de Ways Ruart	1,705
4/28/2026	Claudio Garcia	1,705
4/28/2026	Paulo Alberto Lemann	1,705
4/28/2026	Grégoire de Spoelberch	1,705

Subsequently, on May 6, 2026, Alexandre Van Damme, a director of AB InBev, the Stichting and EPS, sold the 1,705 Ordinary Shares acquired upon the vesting of the Restricted Stock Units. The sale was effected on Euronext Brussels. The price per share was €69.13.

Furthermore, the following table sets forth transactions in Ordinary Shares of AB InBev effected between May 7, 2026 and May 13, 2026 by BRC. All such transactions were open-market sales effected on Euronext Brussels through a broker. The total number of Ordinary Shares of AB InBev sold by BRC during such period was 900,972.

Date	Number of Securities Sold	Price per share
5/7/2026	469,845	€68.06
5/7/2026	86,226	€67.89
5/8/2026	86,226	€67.75
5/11/2026	86,225	€67.93
5/12/2026	86,225	€67.73
5/13/2026	86,225	€68.24

Except as described above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Exhibit 1 to this Schedule 13D has effected any transaction in the Voting Shares of the Issuer during the past 60 days.